UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into A Material Contract

On May 3, 2025, Ostin Technology Group Co., Ltd. (the “Company”) entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of 18,181,816 warrants (the “Warrants”), each to purchase five Class A ordinary shares (in aggregate, 90,909,080 Class A Ordinary Shares), par value $0.001 per share (the “Class A Ordinary Shares”) of the Company at an exercise price of $0.16 per share. The Warrants were issued on April 14, 2025 to the Holders pursuant to a securities purchase agreement disclosed in the current report on Form 6-K dated April 16, 2025. Pursuant to the Exchange Agreement, the Holders agreed to surrender 18,181,816 Warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 70,909,082 Class A Ordinary Shares (the “Exchanged Shares”) to the Holders.

The Exchanged Shares were issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act.

The Exchanged Shares were issued on May 7, 2025. As of May 12, 2025, 107,430,032 Class A Ordinary Shares are issued and outstanding.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 10.1 to this Current Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Exchange Agreement, dated May 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

Date: May 12, 2025	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Co-Chief Executive Officer

	By:	/s/ Lai Kui Sen
	Name:	Lai Kui Sen
	Title:	Co-Chief Executive Officer

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